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                             August 10, 2022

       Sung-Wook Lee
       Principal Financial Officer
       WOORI FINANCIAL GROUP INC.
       51, Sogong-ro, Jung-gu
       Seoul 04632, Korea

                                                        Re: WOORI FINANCIAL
GROUP INC.
                                                            Form 20-F Filed May
16, 2022
                                                            File No. 001-31811

       Dear Sung-Wook Lee:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F Filed May 16, 2022

       Management's Annual Report on Internal Control Over Financial Reporting, page 200

   1. Please tell us how you considered the embezzlement case as disclosed on page F-190 and
                                                        Forms 6-K/A filed on
June 9, 2022 and June 14, 2022 in your assessment of the
                                                        effectiveness of your
internal control over financial reporting and whether a material weakness existed as of
December 31, 2021.
       Note 1. General, page F-14

   2. We note your disclosure on page F-21 of entities that you have not consolidated despite having more than a 50%
ownership interest and your disclosure that you do not have the
                                                        power over the fund   s
activities because the investee is a private equity investment fund.
                                                        Please provide us an
accounting analysis that details all the relevant facts and
                                                        circumstances and the
accounting guidance you considered in making this determination.
                                                        Specifically, tell us
how you considered whether your rights were substantive. Refer to
                                                        IFRS 10 for guidance.
 Sung-Wook Lee
WOORI FINANCIAL GROUP INC.
August 10, 2022
Page 2
3. Please revise future filings to disclose the significant judgments and assumptions made in determining that you do not control entities even though you hold more than half of the voting rights. See IFRS 12.9 for guidance.
Note 5. Operating Segments, page F-77

4. Noting material reconciling amounts between segment and consolidated entity measurements, please provide us and revise future filings to provide an explanation of the measurement of segment profit or loss, assets and liabilities for reportable segments including a discussion of the nature of differences in measurements of segment and entity profit and losses, assets and liabilities. Refer to IFRS 8.27 for guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Volley, Staff Accountant, at 202-551-3437 or John Nolan,
Senior Advisor, at 202-551-3492 with any questions.



FirstName LastNameSung-Wook Lee                               Sincerely,
Comapany NameWOORI FINANCIAL GROUP INC.
                                                              Division of
Corporation Finance
August 10, 2022 Page 2                                        Office of Finance
FirstName LastName